UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On June 9, 2015, David Herzog resigned from his position as a non-executive member of the Board of Directors of AerCap Holdings N.V. (“AerCap”). Pursuant to the Shareholders’ Agreement, dated as of May 14, 2014, among AerCap, AIG Capital Corporation and American International Group, Inc. (“AIG”) (the “Shareholders’ Agreement”) once AIG ceased to own at least 10% of AerCap’s outstanding ordinary shares, one of its designees was required to resign from AerCap’s Board of Directors. As of June 9, 2015, upon the closing of the underwritten secondary offering of 71,184,686 AerCap ordinary shares by AIG and the repurchase by AerCap of 15,698,588 of its ordinary shares from AIG for $750 million, AIG beneficially owned approximately 5% of AerCap’s ordinary shares.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File Nos. 333-177659 and 333-203113 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
Name: Aengus Kelly
Title: Authorized Signatory
Date: June 12, 2015

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